SCHEDULE 13D

                        RELATING TO THE COMMON SHARE OF
                           LA JOLLA DIAGNOSTICS, INC.


Item 1.     SECURITY AND ISSUER.

     This Statement on 13D (this "Statement") relates to the common shares (the "Shares"), no par value, of La Jolla Diagnostics, Inc., a California corporation ("La Jolla"). The principal executive office of La Jolla is located at 7855 Ivanhoe Ave., Suite 322, La Jolla, CA 92037.

Item 2.     IDENTITY AND BACKGROUND.

     (a)    This Statement is being filed by Stephen C. Roberts, M.D.
            ("Filer").

     (b) The address for Filer is 6542 Regency Lane, No. 204, Eden Prairie, MN 55344. Filer's mailing address for purposes of this filing is c/o Robert W. Blanchard, Esq., 800 Silverado St., Second Floor,
            La Jolla, CA 92037.

     (c) Filer is currently the President and Secretary and a Director of La Jolla. During the last five years, Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the last five years, Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which subject Filer to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e)    Filer is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Filer acquired the Shares reported herein in consideration of La Jolla's purchase of substantially all of the assets of AmTech Scientific, Inc. ("AMI"), a Nevada corporation, in which Filer, a shareholder of AMI, had to surrender 2,750,000 shares of the common stock of AMI.

Item 4.     PURPOSE OF TRANSACTION.

     As stated hereinabove, Filer acquired the Shares as part of an asset purchase by La Jolla of AMI's assets. Filer has no other purpose that must be reported herein.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) Filer beneficially owns 2,450,000 shares of common stock, or approximately 12% of the common stock outstanding of 20,466,005 as of March 15, 2000.

     (b) Filer has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the common stock reported as beneficially owned by such Filer.

     (c) On or about February 14, 2000, Filer transferred without consideration 300,000 shares of common stock as a gift ("Gift") to certain family members (the "Donees"). Filer effected the aforementioned disposition by directing La Jolla's transfer agent to issue new certificates to the Donees and to himself to reflect the Gift.

     (d) No person other than Filer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

     (e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Presently, there are no outstanding contracts, arrangements, understandings or relationships with respect to the Shares.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

     There are no other materials to be filed herewith.


                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2000


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Stephen C. Roberts, M.D., President